
August 16, 2016

Craig A. Foster
Thompson Hine LLP
41 South High Street
Suite 1700
Columbus, Ohio 43215-6101

      Re: State Trust
               Registration Statement on Form N-1A
               File Nos. 333-212580, 811-23173

Dear Mr. Foster:

On July 19, 2016, you filed a registration statement on Form N-1A on behalf of State Trust (the "Trust") in connection with the 1-3 Month Enhanced Short Duration Mutual Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Page 4 – Principal Investment Strategies

1.   You state that the Fund will enter into reverse repurchase agreements; however, we did not note any interest expense in the fee table. Please explain why no interest expense is shown separately on the fee table, or revise accordingly.

Page 5 – Principal Investment Strategies cont'd

2.   You state, "The Fund is not a money market fund and thus does not seek to maintain a stable NAV of $1.00 per share. In addition, although the Fund may invest in securities that may be held by money market funds, it is not subject to the regulations applicable to money market funds." Based on the Fund's overall investment strategies, it is unclear whether the Fund is "hold[ing] itself out to investors as a money market fund or the equivalent of a money market fund" under Rule 2a-7(b)(1) of the Investment Company Act of 1940. 17 CFR § 270.2a-7(b)(1). If the Fund is holding itself out, it must either comply with all requirements applicable to a money market fund or revise the registration statement to adequately distinguish itself from a money market fund. *See* Investment Company Act Rule 2a-7(b)(1), 17 CFR § 270.2a-7(b)(1); Investment Company Act Section 34(b), 15 U.S.C. § 80a-33(b); *Money Market Fund Reform; Amendments to Form PF*, Inv. Co. Act Rel. No. 31166 (July 23, 2014) 79 Fed. Reg. 47736 (Aug.

14, 2014), available at http://www.gpo.gov/fdsys/pkg/FR-2014-08-14/pdf/2014-17747.pdf; *U.S. Securities and Exchange Commission Division of Investment Management, 2014 Money Market Fund Reform Frequently Asked Questions* (Apr. 29, 2015), available at https://www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml. Please explain to us why you believe the Fund is not holding itself out as a money market fund or the equivalent of a money market fund.

Page 7 – Fund Management

3.   You state that the portfolio manager has "managed the Fund since inception." Please add the month and year of inception, when known, to the sentence.

Page 11 – More About the Fund's Principal Investment Strategies

4.   Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Please also disclose the effect of taking such a temporary defensive position (*e.g.*, that the Fund may not achieve its investment objective). *See* Item 9(b)(1), Instruction 6 of Form N-1A.

Page 16 – How Shares Are Priced

5.   Please disclose the method used to value Fund shares (market price, fair value, or amortized cost). *See* Item 11(a)(1) of Form N-1A.

6.   You state, "Fund shares are valued as of the close of regular trading (normally 4:00 p.m., Eastern time) (the "NYSE Close") on each Business Day." "Business Day" has not yet been defined. Please revise accordingly.

7.   Please disclose that the price at which a purchase or redemption is effected is based on the next calculation of net asset value after the order is placed. *See* Item 11(a)(2) of Form N-1A.

8.   Please add a statement identifying in a general manner any national holidays when shares will not be priced and specifying any additional local or regional holidays when shares will not be priced. *See* Item 11(a)(3) of Form N-1A. In responding to this item, a fund may use a list of specific days or any other means that effectively communicates the information (*e.g.*, explaining that shares will not be priced on the days on which the NYSE is closed for trading). *See* Item 11(a)(3), Instruction 1 of Form N-1A.

9.   You state, "The Fund reserves the right to change the time its NAV is calculated if the Fund closes earlier, or as permitted by the SEC." Under Investment Company Act Rule 22c-1(b), a fund must calculate the NAV at the specific time or times during the day that the board of trustees sets, except under limited circumstances. 17 CFR § 270.22c-1(b). Please disclose the circumstances under which the Fund will change the time its NAV is calculated and how such circumstances comply with Rule 22c-1.

10.   Please explain to us why the fourth, fifth, sixth, and seventh paragraphs regarding market quotes and fair value pricing are necessary given the types of investments the Fund makes.

Page 23 – Market Timing Policy

11.   The first paragraph, particularly with respect to foreign securities, appears to be inconsistent with the Fund's principal investment strategies. Please explain to us why the language is not inconsistent, or revise accordingly.

12.   In the second paragraph, you state, "Under these policies, the Fund periodically examines transactions that exceed monetary thresholds or numerical limits within certain time periods." Describe with specificity what you mean by "periodically," "monetary thresholds," "numerical limits," and "certain time periods." *See* Item 11(e)(4)(iii) of Form N-1A.

Statement of Additional Information

Page 6 – Investment Restrictions

13.   In every place where the phrase "the 1940 Act, as amended, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time" or similar language appears, such as in Investment Restrictions 1, 2, and 6, please replace it with the phrase "the 1940 Act, as amended, the rules and regulations promulgated thereunder, or interpretations of the SEC or its staff."

Page 7 – Investment Restrictions cont'd

14.   You state, "The Fund may not concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction from time to time." Please add "or group of industries" after "particular industry." *See* Item 9(b)(1), Instruction 4 of Form N-1A.

Page 7 – Investments, Risks and Limitations

15.   Please disclose, if applicable, the types of investments that the Fund may make while assuming a temporary defensive position described in response to Item 9(b). *See* Item 16(d) of Form N-1A.

Page 7 – Disclosure of Portfolio Holdings

16.   Please describe the procedures that the Fund uses to address (1) conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser, principal underwriter, or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other, and (2) the manner in which the board of trustees exercises oversight of disclosure of the Fund's portfolio securities. *See* Item 16(f)(1)(vi) and (vii) of Form N-1A.

Page 9 – Qualification of Trustees

17.   Please revise the information listed for each Trustee so that it meaningfully discusses the specific experience, qualifications, attributes, or skills that led to the conclusion that each person should serve as a Trustee for the Fund at the time that the disclosure is made, in light of the Fund's business and structure. For example, in what respect is Mr. Logan's experience at Quantex Clearing relevant to his qualification as a Trustee for the Fund?

Page 11 – Independent Trustees

18.   With respect to information about Nicholas Abbate's principal occupation, the company listed in the chart is called, "Enerpros," but the same company is called "Enerlock" on the previous page. Please resolve the inconsistency.

Page 12 – Interested Trustee and Officers

19.   For each trustee who is an interested person of the Fund, please describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the trustee is an interested person. *See* Item 17(a)(1), Instruction 2 of Form N-1A.

Page 13 – Nominating and Corporate Governance Committee

20.   Please state whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations. *See* Item 17(b)(2)(iv) of Form N-1A.

Page 18 – Administrator and Transfer Agent

21.   Please state the name and principal business address of the Fund's transfer agent and the dividend-paying agent. *See* Item 19(h)(2) of Form N-1A. You state, "Gemini also serves as the Fund's transfer agent pursuant to a Transfer Agent Servicing Agreement." If "Gemini" is not the full name of the entity, please provide it.

Page 18 – Portfolio Manager Compensation

22.   You state, "The Fund's portfolio manager receives compensation consisting of (i) a portion of the advisory fee charged by the Adviser to the Fund and (ii) a discretionary bonus based on, among other factors, Fund performance." The value of compensation is not required to be disclosed, but please add more specificity about the portfolio manager's compensation consistent with Item 20(b) of Form N-1A.

Page 19 – Securities Lending and Derivatives

23.   Please tell us whether Mr. Abarbanel is an affiliate of Contact Prime Brokerage. Depending on your response, we may have additional comments.

Page 21 – Determination of Net Asset Value

24.   Please add disclosure regarding the method to be followed by the Fund in determining the total offering price at which its shares may be offered to the public and the method(s) used to value the Fund's assets. *See* Item 23(c) and Instructions 1-4 of Form N-1A.

Part C

Signature Page

25.   Under Section 6(a) of the Securities Act of 1933, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of trustees or persons performing similar functions. The signature page of this registration statement does not appear to comply with Section 6(a). Please explain.

*   *   *   *   *   *

        Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. We may have further comments after reviewing your responses.

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Trust acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Senior Counsel